UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 12, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

ImmunoGen, Inc.

File No. 000-17999 - CF#27480

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ImmunoGen, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the following Exhibits to a Form 10-K filed on September 27, 2000: (1) Exhibit 10.51, as modified by the same contract refiled with fewer redactions as Exhibit 10.1 to a Form 10-Q filed on October 31, 2011, and (2) Exhibit 10.52, as modified by the same contract submitted with fewer redactions with the extension application on November 1, 2011.

Based on representations by ImmunoGen, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.51	through October 31, 2018
Exhibit 10.52	through October 31, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Michael Seaman
Special Counsel